UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                            GENERAL COMPONENTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36938Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NY 10154
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                NOVEMBER 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 2058210 10 1                 13D                    Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LOTUS LIBERATOR FUND
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS, B.W.I.
--------------------------------------------------------------------------------
NUMBER OF                7     SOLE VOTING POWER

SHARES                         2,644,809
                         -------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER

OWNED BY                       N/A
                         -------------------------------------------------------
EACH                     9     SOLE DISPOSITIVE POWER

REPORTING                      2,644,809
                         -------------------------------------------------------
PERSON WITH              10    SHARED DISPOSITIVE POWER

                               N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,644,809
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.58%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PAUL PHELBY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
      LOTUS LIBERATOR FUND                                               (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM
--------------------------------------------------------------------------------
NUMBER OF                7     SOLE VOTING POWER

SHARES                         2,644,809
                         -------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER

OWNED BY                       N/A
                         -------------------------------------------------------
EACH                     9     SOLE DISPOSITIVE POWER

REPORTING                      2,644,809
                         -------------------------------------------------------
PERSON WITH              10    SHARED DISPOSITIVE POWER

                               N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.335%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

Item 2.  Identity and Background.

         (a) This Schedule 13D is filed by Lotus Liberator Fund ("Lotus"). Mr. Pheby is a director and shareholder of Lotus and voting power over the shares of Common Stock owned by Lotus.

         (b) Lotus' business address is Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, Grand Cayman, Cayman Islands. Mr. Pheby's business address is Room 2703, 27/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

         (c) Lotus is in the business of investing. Mr. Pheby is in the business of fund management.

         (d) During the past five years, neither Lotus, nor Mr. Pheby has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, neither Lotus, nor Mr. Pheby has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Lotus is an entity formed in the Cayman Islands, B.W.I. Mr. Pheby is a citizen of the United Kingdon.

Item 3.  Source and Amount of Funds and Other Consideration.

         2,644,809 of shares of Common Stock were issued to Lotus by the Company in exchange for the transfer and assignment of 1,714,286 shares of General Components, Inc., a corporation limited by shares under the laws of the Cayman Islands ("GCI Cayman"), common stock pursuant to the terms of a Share Exchange Agreement, dated September 24, 2004. A copy of such agreement is attached hereto as an exhibit.

Item 4.  Purpose of Transaction.

         Lotus acquired the shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of GCI Cayman, which has business operations in China and the United States.

         Lotus does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

                                                              Page 5 of 12 Pages


(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) Lotus is the beneficial owner of an aggregate of 2,644,809 shares of Common Stock, representing approximately 10.58% of the total issued and outstanding shares of Common Stock of the Company. Mr. Pheby in his capacity as director and shareholder of Lotus is the beneficial owner of 83,840 shares of Common Stock.

         (b) Lotus has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 2,644,809 shares of Common Stock beneficially owned by it. Mr. Pheby has voting power and dispositive power over 2,644,809 shares of Common Stock owned by Lotus in his capacity as a director and a shareholder of Lotus.

         (c) Other than the acquisition of the shares as reported in this
Schedule 13D, neither Lotus nor Mr. Pheby has effected any transactions in the Common Stock of the Company in the past 60 days.

         (d) To the knowledge of Lotus and Mr. Pheby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Lotus and Mr. Pheby are not party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

                                                              Page 6 of 12 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ANAND DIALDAS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
      LOTUS LIBERATOR FUND                                               (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM
--------------------------------------------------------------------------------
NUMBER OF                7     SOLE VOTING POWER

SHARES                         2,644,809
                         -------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER

OWNED BY                       N/A
                         -------------------------------------------------------
EACH                     9     SOLE DISPOSITIVE POWER

REPORTING                      2,644,809
                         -------------------------------------------------------
PERSON WITH              10    SHARED DISPOSITIVE POWER

                               N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

Item 2.  Identity and Background.

         (a) This Schedule 13D is filed by Lotus Liberator Fund ("Lotus"). Mr. Dialdas is a director and shareholder of Lotus and voting power over the shares of Common Stock owned by Lotus.

         (b) Lotus' business address is Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, Grand Cayman, Cayman Islands. Mr. Dialdas's business address is Room 2703, 27/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

         (c) Lotus is in the business of investing. Mr. Dialdas is an investment analyst.

         (d) During the past five years, neither Lotus, nor Mr. Dialdas has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, neither Lotus, nor Mr. Dialdas has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Lotus is an entity formed in the Cayman Islands, B.W.I. Mr. Dialdas is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds and Other Consideration.

         2,644,809 of shares of Common Stock were issued to Lotus by the Company in exchange for the transfer and assignment of 1,714,286 shares of General Components, Inc., a corporation limited by shares under the laws of the Cayman Islands ("GCI Cayman"), common stock pursuant to the terms of a Share Exchange Agreement, dated September 24, 2004. A copy of such agreement is attached hereto as an exhibit.

Item 4.  Purpose of Transaction.

         Lotus acquired the shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of GCI Cayman, which has business operations in China and the United States.

             Lotus does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                                                              Page 8 of 12 Pages


(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) Lotus is the beneficial owner of an aggregate of 2,644,809 shares of Common Stock, representing approximately 10.58% of the total issued and outstanding shares of Common Stock of the Company. Mr. Dialdas in his capacity as director and shareholder of Lotus is the beneficial owner of no shares of Common Stock.

         (b) Lotus has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 2,644,809 shares of Common Stock beneficially owned by it. Mr. Dialdas has voting power and dispositive power over no shares of Common Stock owned by Lotus in his capacity as a director and a shareholder of Lotus.

         (c) Other than the acquisition of the shares as reported in this
Schedule 13D, neither Lotus nor Mr. Dialdas has effected any transactions in the Common Stock of the Company in the past 60 days.

         (d) To the knowledge of Lotus and Mr. Dialdas, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Lotus and Mr. Dialdas are not party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

                                                              Page 9 of 12 Pages


Item 7.  Materials to be Filed as Exhibits.

Share Exchange Agreement, dated September 24, 2004

                                                             Page 10 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2004                     Lotus Liberator Fund


                                             By:  /s/ Paul Pheby
                                                --------------------------------
                                             Name:  Paul Pheby
                                             Title: Director

                                                             Page 11 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2004                     Lotus Liberator Fund


                                             By:  /s/ Anand Dialdas
                                                --------------------------------
                                             Name:  Anand Dialdas
                                             Title: Director

                                                             Page 12 of 12 Pages


                                  EXHIBIT INDEX

2.1      Share Exchange Agreement, dated September 24, 2004